UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-39337

Ebang International Holdings Inc.

(Exact name of registrant as specified in its charter)

2525 Blacksburg Road

Grover, North Carolina 28073

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Acquisition of property in Zhejiang, China

On September 28, 2026, Ebang International Holdings Inc. (the “Company”), through its indirectly wholly-owned subsidiary, successfully won a bid for certain state-owned construction land use rights for a parcel of industrial land located in Meishan Town, Changxing County, Huzhou City, Zhejiang Province, People’s Republic of China. The land covers an area of approximately 66,731 square meters (approximately 718,286 square feet). The total transfer price was RMB 27,230,000 (approximately US$4 million), payable in full within 30 days of contract execution. Land delivery is expected by December 28, 2026. The land use rights have a term of 50 years from delivery.

The Company intends to use the acquired land to establish a manufacturing base for electrical power equipment and renewable energy-related products as part of its planned expansion of manufacturing operations.

Subject to market demand, regulatory approvals, and overall operational plans, the Company expects to commence construction by June 28, 2027 and complete construction by December 28, 2028. The Company will also continue to explore business opportunities arising from the upgrading of global energy infrastructure, the development of renewable energy sectors and related advanced manufacturing fields.

Under the terms of the State-Owned Construction Land Use Rights Grant Contract, dated September 28, 2026, the Company is subject to certain development covenants, including certain investment, production and environmental and energy requirements. Failure to meet these requirements may expose the Company to various consequences, including but not limited to the loss of eligibility for applicable preferential policies, the obligation to pay liquidated damages, and in certain circumstances, forfeiture of the land use rights.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2021 (File No. 333-257787) and April 28, 2023 (File No. 333-271513) and the Company’s Registration Statement on Form F-3 initially filed with the SEC on April 24, 2026 (Registration No. 333-295309).

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans, anticipated timeline for land development and facility construction, expected uses of the acquired property, the Company’s ability to meet contractual development covenants, investment and production requirements, and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current markets and operating conditions. Forward-looking statements include, but are not limited to, statements regarding the Company’s future operating results and financial position, its business strategy and plans, expectations relating to its industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, its market position and potential market opportunities, and its objectives for future operations. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include the Company’s ability to successfully execute its business and growth strategy and maintain future profitability, market acceptance of its products and services, its ability to further penetrate its existing customer base and expand its customer base, its ability to develop new products and services, its ability to expand internationally, the success of any acquisitions or investments that it makes, the effects of increased competition in its markets, its ability to stay in compliance with applicable laws and regulations, market conditions across the markets in which it operates, political and economic conditions, risks relating to its operations in the People’s Republic of China including changes in PRC laws, regulations and government policies, geopolitical tensions affecting U.S.–China relations, fluctuations in the exchange rate between the U.S. dollar and the Renminbi, risks relating to construction, development and regulatory approvals for the acquired property, its ability to meet contractual development covenants, investment and production requirements, the risk that the Company may be required to forfeit the land use rights if performance targets are not achieved, and risks associated with operating in the energy and power industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ebang International Holdings Inc.

Date: September 29, 2026	By:	/s/ Dong Hu
		Name:	Dong Hu
		Title:	Chairman, Chief Executive Officer and Chief Financial Officer

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